AM 6-21-2005



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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 44110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED MAY 24 2005 183 SECTION PROCESSING

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Green Street Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

567 San Nicolas Drive, Suite 200
(No. and Street)

Newport Beach (City) California (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Warner Griswold (949) 640-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mark F. Wille, A Professional Accounting Corporation
(Name – *if individual, state last, first, middle name*)

1451 Quail Street, Suite 107 (Address) Newport Beach (City) California (State) 92660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Warner Griswold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Green Street Advisors, Inc, as of May 23, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal / COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California
County of Orange } ss.

Subscribed and sworn to (or affirmed) before me this 23rd (Date) day of May (Month), 2005 (Year), by

(1) Warner Griswold
Name of Signer(s)

(2) ______________________.
Name of Signer(s)



ANITA L. KINGMAN
Commission # 1445877
Notary Public - California
Orange County
My Comm. Expires Oct 17, 2007

Anita L. Kingman
Signature of Notary Public

OPTIONAL

Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: 5 23-05 Number of Pages: 22

Signer(s) Other Than Named Above: N/A

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

GREEN STREET ADVISORS, INC.

Audited Financial Statements

For The Years Ended December 31, 2004 And 2003

TABLE OF CONTENTS

Page

MARK F WILLE

Certified Public Accountant

A PROFESSIONAL ACCOUNTANCY CORPORATION

INDEPENDENT AUDITORS' REPORT

February 20, 2005, except for the supplemental schedules which is May 20, 2005

Board of Directors
Green Street Advisors, Inc.
Newport Beach, California

We have audited the accompanying balance sheets of Green Street Advisors, Inc. as of December 31, 2004 and 2003, and the related statements of income and stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Street Advisors, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Mark F Wille
A Professional Accountancy Corporation



1451 Quail Street, Nº 107 Newport Beach, California 92660
949.852.1040 Fax 949.852.1045 mfwcpa.com

GREEN STREET ADVISORS, INC.
BALANCE SHEET
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 5,268,557	$ 5,563,720
Short-Term Investments	980,505	962,974
Accounts Receivable	1,680,823	1,300,589
Interest Receivable	13,683	5,778
Prepaid Expenses	27,755	35,374
Total Current Assets	**7,971,323**	**7,868,435**
Fixed Assets		
Furniture and Equipment (Net)	**126,820**	**114,703**
Other Assets		
Security Deposit	100,000	100,000
Total Other Assets	**100,000**	**100,000**
Total Assets	**$ 8,198,143**	**$ 8,083,138**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 192,327	$ 179,932
Accrued Salaries and Bonuses	2,194,762	2,475,869
Deferred Revenue	1,150,530	845,752
Income Tax Payable	172,825	198,397
Total Current Liabilities	**3,710,444**	**3,699,950**
Commitments	-	-
Stockholders' Equity		
Common Stock	1,489	1,419
Additional Paid-in-Capital	6,238,837	5,195,025
Notes Receivable from Stockholders	(979,220)	(297,493)
Retained Earnings (Deficit)	(773,407)	(515,763)
Total Stockholders' Equity	**4,487,699**	**4,383,188**
Total Liabilities And Stockholders' Equity	**$ 8,198,143**	**$ 8,083,138**

SEE INDEPENDENT AUDITORS' REPORT AND ACCOMPANYING NOTES

GREEN STREET ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUE		
Stock Commissions	$ 12,581,739	$ 11,029,120
Real Estate Commissions	730,319	2,286,218
Research Revenue	2,368,181	2,036,648
Special Projects	458,125	380,000
Debt Advisory Income	601,292	640,772
Interest Income	103,241	69,504
Total Revenue	16,842,897	16,442,262
EXPENSES		
Salaries	6,985,700	6,237,442
Payroll Taxes	253,875	221,647
Pension Contributions	487,736	471,064
Trading Expenses	1,769,292	1,727,456
Rent	223,978	200,613
Dues and Subscriptions	362,312	235,491
Travel	212,806	140,760
Office Supplies	213,588	156,855
Telephone	81,389	129,079
Insurance	372,323	280,287
Professional Fees	109,998	78,899
Postage	45,446	48,894
Miscellaneous	123,413	87,349
Entertainment	37,515	32,087
Depreciation	38,345	36,133
Total Expenses	11,317,716	10,084,056
Income From Operations	5,525,181	6,358,206
Income Taxes	(232,825)	(253,397)
Net Income	$ 5,292,356	$ 6,104,809

SEE INDEPENDENT AUDITORS' REPORT AND ACCOMPANYING NOTES

GREEN STREET ADVISORS, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock			
	Number of Shares	$1.00 Par Value	**Additional Paid-in Capital**	**(Deficit) Retained Earnings**
Balance at January 1, 2003	**1,419**	**$ 1,419**	**$ 5,195,025**	**$ (1,170,572)**
Exercise of Stock Options	-	-	-	-
Net Income for 2003				6,104,809
Dividends	-	-	-	(5,450,000)
Balance at December 31, 2003	**1,419**	**1,419**	**5,195,025**	**(515,763)**
Exercise of Stock Options	71	71	1,068,811	-
Net Income for 2004				5,292,356
Repurchase of Stock	(1)	(1)	(24,999)	-
Dividends	-	-	-	(5,550,000)
Balance at December 31, 2003	**1,489**	**$ 1,489**	**$ 6,238,837**	**$ (773,407)**

SEE INDEPENDENT AUDITORS' REPORT AND ACCOMPANYING NOTES

GREEN STREET ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash Flows From Operating Activities:		
Revenue Received From Customers	$ 15,332,589	$ 13,689,984
Revenue Received From Joint Venture	730,319	2,286,218
Revenue Received Under Debt Advisory Agreement	601,292	640,772
Cash Paid To Suppliers Of Goods And Services	(5,435,742)	(4,362,457)
Cash Paid To Principals	(1,156,000)	(1,088,126)
Cash Paid To Employees	(4,948,722)	(4,734,572)
Interest Received	95,336	72,799
Income Taxes Paid	(258,397)	(233,591)
Net Cash Provided By Operating Activities	**4,960,675**	**6,271,027**
Cash Flows From Investing Activities:		
Maturity (Purchase) Of Short Term Investments	(17,531)	(27,237)
Purchase of Fixed Assets	(50,462)	(72,271)
Increase in Security Deposit	-	(75,000)
Net Cash Provided By (Used In) Investing Activities	**(67,993)**	**(174,508)**
Cash Flows From Financing Activities:		
Proceeds From Sale of Common Stock	1,068,882	-
Company Financing of Stock Options	(849,317)	-
Principal Payments Received On Notes Receivable	167,590	72,921
Repurchase of Common Stock	(25,000)	-
Dividends Paid to Stockholders	(5,550,000)	(5,450,000)
Net Cash Provided By (Used In) Financing Activities	(5,187,845)	(5,377,079)
Net Increase (Decrease) In Cash And Cash Equivalents	**(295,163)**	**719,440**
Cash And Cash Equivalents At Beginning of Year	**5,563,720**	**4,844,280**
Cash And Cash Equivalents At End of Year	**$ 5,268,557**	**$ 5,563,720**

SEE INDEPENDENT AUDITORS' REPORT AND ACCOMPANYING NOTES

GREEN STREET ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

RECONCILIATION OF EXCESS OF REVENUE OVER EXPENSES
TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2004	2003
Net Income	**$ 5,292,356**	**$ 6,104,809**
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:		
Depreciation	38,345	36,133
Change In Accounts Receivable	(380,234)	(87,060)
Change In Interest Receivable	(7,905)	3,295
Change In Prepaid Insurance	7,619	(20,693)
Change In Accounts Payable	12,395	16,181
Change In Deferred Revenue	304,778	331,276
Change In Accrued Salaries and Bonuses	(281,107)	(132,720)
Change In Income Tax Payable	(25,572)	19,806
Net Cash Provided By Operating Activities	**$ 4,960,675**	**$ 6,271,027**

SEE INDEPENDENT AUDITORS' REPORT AND ACCOMPANYING NOTES

NOTE 1 - ORGANIZATION

Green Street Advisors, Inc. (a California corporation) was formed on January 8, 1988 as an investment advisory firm and now conducts activities as a registered broker/dealer. The Company uses the services of an unaffiliated broker/dealer to clear its customers' securities transactions. The Company is registered with and regulated by the National Association of Securities Dealers and the Securities and Exchange Commission. The Company's primary business is to provide investment research and trading services to institutional money managers located throughout the United States of America. The Company's corporate offices are located in Newport Beach, California and the stock brokerage offices are located in Dallas, Texas.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company's main source of revenue is commission from stock transactions for clients that subscribe to the Company's research on publicly traded real estate securities. Other sources of revenue include the Eastdil joint venture (see note 11) and the debt advisory agreement (see note 12). As an alternative to the commission arrangement, certain clients elect to pay a set fee for a subscription to the research service and they are invoiced for a period ranging from three months to a year. A deferred revenue account has been set up to recognize this income as it is earned.

Property and Equipment

Furniture and equipment is recorded at cost. Depreciation is computed using the straight line method over the estimated useful lives which range from five to seven years.

Use of Estimates

The Company uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Compensated Absence

Employees of the Company are entitled to paid vacation, and paid sick days, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Stock

The Company has 100,000 shares authorized; 1,489 and 1,419 shares issued and outstanding in 2004 and 2003.

Bad Debts

The Company uses the allowance method of recording bad debts. This method requires an annual provision for bad debts based on past history. No allowance was deemed necessary as there have been no bad debts historically.

NOTE 3 - INCOME TAX

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be a subchapter-S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal income taxes has been included in the financial statements.

The State of California recognizes subchapter-S corporations for state tax purposes. However, the state imposes a 1.5% tax on the net income or a minimum Franchise Tax of $800, whichever is greater. The State of Texas taxes the Company on its allocable portion of income for the State. The State tax is as follows:

	California	Texas	Total
2004	$ 46,406	186,419	$ 232,825
2003	$ 58,587	194,810	$ 253,397

NOTE 4 - LEASE COMMITMENTS

The Company leases its three office facilities, one in Newport Beach, California, and two in Dallas, Texas. The second Dallas office is a back-up for the brokerage operation as part of the Company's emergency disaster preparedness plan. The minimum rental commitments of the Company due under all non-cancelable leases through the terms of the lease are as follows:

December 31,	Amount
2005	$ 204,984
2006	182,640
2007	79,236
2008	1,344
Total	$ 468,204

NOTE 5 - FINANCIAL INSTRUMENT RISK

The Company maintains an account with Fidelity Investments. The account contains cash and mutual fund shares. Balances are insured up to $500,000 (with a limit of $100,000 for cash) by the Securities Investor Protection Corporation. During the years the Company had balances in excess of the insurance limits.

The Company's account at Wells Fargo Bank is not FDIC insured. The account seeks to maintain a stable net asset value of $ 1 per share; however, there can be no assurance that the underlying funds will meet this objective.

NOTE 6 - PENSION PLAN

The Company has a SEP pension plan covering substantially all of its eligible employees. At the Company's discretion, for all eligible employees, the employer contributes up to 25% for 2004 and 2003 (or $40,000 maximum 2004 and 2003) of the employee's qualified salary. The funds are then transferred to each employee's individual SEP. The total of all employer contributions was $487,736 in 2004 and $471,064 in 2003.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2004	2003
Furniture and equipment	$ 288,987	$ 238,524
Accumulated depreciation	(162,167)	(123,821)
	$ 126,820	$ 114,703

NOTE 8 ACCRUED SALARY AND BONUS

The Company pays a year end bonus to its employees based in part on the Company's performance. The total year end bonus including payroll tax was $ 2,194,762 for 2004 and $ 2,475,869 for 2003. These amounts were paid subsequent to year end.

NOTE 10 STOCK OPTION PLAN AND RELATED PARTY NOTE RECEIVABLE

The Company has qualified and non-qualified stock option plans for senior employees under which options to purchase shares of the Company's common stock are granted at 100% of the fair value of the stock at the date of grant. Options may be exercised generally from three to five years from the grant date. Upon exercise of non-qualified stock options, the Company recognizes the difference between the grant price and the fair value at the exercise date as employee compensation. The measurement date of the compensation is the exercise date and the fair value at that point is determined by the Company through commonly utilized valuation methodologies.

The Company also has a qualified incentive stock option plan for senior employees under which options to purchase shares of the Company's common stock are granted at 100% of the fair value of the stock at the date of exercise.

On January 1, 1997, an employee exercised qualified and non-qualified stock options to purchase 75 newly-issued shares of the Company at a price of $5,200 per share for a total price of $390,000. The Company recognized option related salary expense of $165,000 due to the exercise. At the same time, the Company made a loan to the employee at an annual interest rate of 7.00% in the amount of $225,000. During 1998, this employee paid off the loan in full.

On July 1, 1998, four employees exercised non-qualified stock options to acquire 113 newly-issued shares of the Company. At the same time, the employees exercised the right to purchase 81 additional newly-issued shares of the Company under the incentive stock option. The total value of stock given was $ 2,153,049, with the Company recognizing option related salary expense of $224,065 due to the exercise. At the same time, the Company made loans to the employees at an annual interest rate of 8.60% totaling $1,928,984, principal and interest to be paid quarterly over 10 years.

NOTE 10 STOCK OPTION PLAN AND RELATED PARTY NOTE RECEIVABLE (Continued)

On January 1, 1998, four employees exercised the right to purchase 31 additional newly-issued shares of the Company under the incentive stock option. The total value of stock given was $ 273,080. At the same time, the Company made loans to the employees at annual interest rates of 7.72%-7.82% for the same amount, principal and interest to be paid quarterly over 10 years.

On January 1, 2001, three employees exercised non-qualified stock options to acquire 15 newly-issued shares of the Company. At the same time, the employees exercised the right to purchase 15 additional newly-issued shares of the Company under the incentive stock option. The total value of stock given was $ 297,105, with the Company recognizing option related salary expense of $141,105 due to the exercise. At the same time, the Company made loans to the employees at an annual interest rate of 6.80% totaling $156,000, principal and interest to be paid quarterly over 10 years.

On January 1, 2002, two employees exercised non-qualified stock options to acquire 10 newly-issued shares of the Company. At the same time, the employees exercised the right to purchase 10 additional newly-issued shares of the Company under the incentive stock option. The total value of stock given was $242,210, with the Company recognizing option related salary expense of $102,210 due to the exercise.

On January 1, 2004, three employees exercised non-qualified stock options to acquire 35 newly-issued shares of the Company. At the same time, the employees exercised the right to purchase 36 additional newly-issued shares of the Company under the incentive stock option. The total value of stock given was $1,068,882, with the Company recognizing option related salary expense of $399,210 due to the exercise.

Notes receivable related to the stock options have been shown as a component of equity.

Following are principal payments planned on notes receivable for each of the next five years:

December 31,	Amount
2005	$ 209,644
2006	188,093
2007	154,315
2008	162,149
2009	55,592
Thereafter	209,427
Total	$ 979,220

NOTE 10 STOCK OPTION PLAN AND RELATED PARTY NOTE RECEIVABLE (Continued)

Following is a schedule of outstanding stock options as of the report date:

	Non-Qualified Stock Option Plan			Incentive Stock Option Plan		
	# of shares	Strike Price		# of shares	Strike Price	
Options exercisable at January 1, 2005	18	$	9,432	19	$	9,432

NOTE 11 EASTDIL JOINT VENTURE

The Company provides assistance in the valuation of Eastdil transactions that may involve the use of securities of public real estate companies as currency. The Company receives a percentage of the net revenues from these transactions. The revenue from this arrangement was $730,319 in 2004 and $2,286,218 in 2003. Additionally, Eastdil is a 5% shareholder of the Company.

NOTE 12 SUB-ADVISORY AGREEMENT

Wells Fargo acts as Collateral Manager for a limited liability company (the "CBO") holding a portfolio of certain REIT debt obligations entered into an agreement with the Company. In exchange for consulting services in regards to the REIT debt obligations, the Company will receive a percentage of the total amount received by the Collateral Manager. Under the sub-advisory agreement, the Collateral Manager will remain primarily liable for its obligations. The revenue from this agreement was $531,275 in 2004 and $640,772 in 2003.

As a good faith gesture to potential investors, certain related parties of the Company have personally invested in the CBO. All transactions involving the shareholders have been conducted on an "arms'-length" basis.

NOTE 13 SUBSEQUENT EVENTS

Subsequent to year end the Company had the following transactions:

- The Company declared a dividend in the amount of $ 1,275,000. This amount was paid to shareholders based on their proportionate ownership of shares in the Company.
- The Company issued restricted stock to three employees on January 1, 2005. Each employee received three shares (12 shares total) which will vest on January 1, 2009, if the employee is still employed at the Company. No attributable expense will be recorded by the Company until the shares vest in 2009.

NOTE 14 BROKERAGE OPERATIONS

For many years the Company used Dain Rocher as a clearing house for their client's stock transactions. During 2003 the Company changed to Fiserv and then finally to Pershing as a clearing house for their stock transactions.

Therefore, the Company is exempt from provisions of Rule 15c3-3 (per paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer transacting securities transaction on a fully disclosed basis. The Company does not maintain physical custody of securities. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for brokers and dealers in securities.

SUPPLEMENTAL INFORMATION

GREEN STREET ADVISORS, INC.
COMPUTATION OF NET CAPITAL TO DETERMINE COMPLIANCE WITH NATIONAL ASSOCIATION OF SECURITIES DEALERS REQUIREMENTS
DECEMBER 31, 2004

Total Shareholders' Equity	$ 4,487,699
Non-allowable Assets	
Accounts receivable - over 30 days old	(209,000)
Property and equipment (net)	(126,820)
Accrued Interest	(13,683)
Prepaid expenses	(27,755)
Haircuts on Securities	
Fidelity Daily Income Trust	(92,408)
Wells Fargo	-
Fidelity Investments - Spartan	(68,635)
Security deposit	-
Net Capital	3,949,398
Net Capital Requirement	(247,360)
Excess Net Capital	$ 3,702,038

SEE INDEPENDENT AUDITORS' REPORT

GREEN STREET ADVISORS, INC.
RECONCILATION OF NET CAPITAL TO DETERMINE COMPLIANCE WITH NATIONAL ASSOCIATION OF SECURITIES DEALERS REQUIREMENTS
DECEMBER 31, 2004

Net Capital per the Focus Report (December 31, 2004)	$ 3,892,015
Audit Adjustments:	
Change in accounts payable	(31,547)
Change in income tax payable	2,227
Change in deferred income	(15,667)
Change in haircuts on Wells Fargo and deposits	52,370
Change in minimum capital requirement	(197,360)
Reconciled Net Capital	$ 3,702,038

SEE INDEPENDENT AUDITORS' REPORT

MARK F WILLE

Certified Public Accountant

A PROFESSIONAL ACCOUNTANCY CORPORATION

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

February 20, 2005

Board of Directors
Green Street Advisors, Inc.

We have examined the financial statements of Green Street Advisors, Inc. for the year ended December 31, 2004, and have issued our report thereon dated February 20, 2005. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which did not include the procedures for safeguarding securities since the company does not handle securities) to the extent we considered necessary to evaluate the system as required be generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Green Street Advisors, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.



1451 Quail Street, № 107 Newport Beach, California 92660

949.852.1040 Fax 949.852.1045 mfwcpa.com

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Green Street Advisors, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.



Mark F Wille
A Professional Accountancy Corporation

MARK F WILLE

Certified Public Accountant

A PROFESSIONAL ACCOUNTANCY CORPORATION

SUPPLEMENTAL REPORT ON DETERMINATION OF
"SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

February 20, 2005

Board of Directors
Green Street Advisors, Inc.

We have audited the financial statements of Green Street Advisors, Inc. (the "Company") as of and for the year ended December 31, 2004 and have issued our report thereon dated February 20, 2005.

Our audit was made for the purpose of forming an opinion on the basic financial statements of the Company taken as a whole. The attached schedule of the Determination of "SIPC Net Operating Revenues" and General Assessment is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Mark F Wille
A Professional Accountancy Corporation



1451 Quail Street, № 107 Newport Beach, California 92660
949.852.1040 Fax 949.852.1045 mfwcpa.com

"SIPC NET OPERATING REVENUES"

Total Revenue From FOCUS Reports	$ 16,842,897
Less:	
Commissions Paid To Other SIPC Members	(1,769,292)
Consulting Revenue Not Related To Securities Business	(1,892,977)
Adjusted SIPC Net Operating Revenues	$ 13,180,628
General Assessments (0.00095)	$ 12,522

In 1996, the SIPC informed its members that the desired fund level had been reached. Therefore, a resolution was adopted to terminate the collection of assessments at the .00095 rate and, instead, collect a flat $ 150 annual fee. However, since the SIPC has retained its right to reassess the appropriateness of future assessments, the Company has elected to continue to present the above calculation.